UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

BROOKFIELD ASSET MANAGEMENT INC.

(Name of Issuer)

Class A Limited Voting Shares

(Title of Class of Securities)

112585104

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 112585104		SCHEDULE 13D
1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 128,758,537(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 128,758,537(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 128,758,537(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%(2)
14	Type of Reporting Person (See Instructions) PN

(1) This amount consists of Class A Limited Voting Shares of Brookfield Asset Management Inc. held by the reporting person through its subsidiaries Partners Value Investments Inc. and Partners Value Split Corp.

(2) Based on 1,577,496,165 Class A Limited Voting Shares of Brookfield Asset Management Inc. outstanding as of April 6, 2021.

CUSIP No. 112585104		SCHEDULE 13D
1	Names of Reporting Persons PARTNERS VALUE SPLIT CORP.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 119,611,449
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 119,611,449
11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,611,449
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.6%(1)
14	Type of Reporting Person (See Instructions) CO

(1) Based on 1,577,496,165 Class A Limited Voting Shares of Brookfield Asset Management Inc. outstanding as of April 6, 2021.

CUSIP No. 112585104		SCHEDULE 13D
1	Names of Reporting Persons PARTNERS LIMITED
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,349,471
	8	Shared Voting Power 128,758,537(1)
	9	Sole Voting Power 1,349,471
	10	Shared Voting Power 128,758,537(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 130,108,008
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%(2)
14	Type of Reporting Person (See Instructions) CO

(1) Partners Limited may be deemed to have shared voting and dispositive power of Class A Limited Voting Shares of Brookfield Asset Management Inc. beneficially owned by Partners Value Investments L.P. and Partners Value Split Corp. through Partners Limited’s 49% interest in PVI Management Inc., the general partner of Partners Value Investments LP.

(2) Based on 1,577,496,165 Class A Limited Voting Shares of Brookfield Asset Management Inc. outstanding as of April 6, 2021.

CUSIP No. 112585104	SCHEDULE 13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed jointly by Partners Value Investments LP (“PVI”), Partners Value Split Corp. (“PV Split”) and Partners Limited (“Partners” and collectively with PVI and PV Split, the “Reporting Persons”), and relates to the Class A Limited Voting Shares (“Class A Shares”) of Brookfield Asset Management Inc. (“BAM”).

This Amendment No. 1 reflects the closing of the transfer, previously announced in BAM’s management information circular dated April 27, 2020, of Class B limited voting shares of BAM (the “Class B Shares”).

Information and defined terms reported in the original Schedule 13D (the “Schedule 13D”) remain in effect except to the extent that they are amended or superseded by information or defined terms contained in this Amendment No. 1.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II, and III to this Amendment No. 1 set forth updated names of directors and executive officers (to be included as “Scheduled Persons”) of PVI Management Inc. (as general partner of PVI), PV Split and Partners, and their respective principal occupations, addresses, and citizenships.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In accordance with the previous announcement in BAM’s management information circular dated April 27, 2020 (the “Circular”), Partners has closed the transfer of 85,120 Class B Shares on April 6, 2021, representing 100% of such shares, to the “BAM Partnership”, a trust established under the laws of Ontario for consideration of C$55.61 in cash per Class B Share. The Class B Shares entitle the holders thereof to appoint one half of the board of directors of BAM. As set out in the Circular, the voting interests in BAM Class B Partners Inc., an Ontario corporation and the trustee of the BAM Partnership (“BAM Partners”), are held as follows: one-third by Jack Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian Kingston, Brian Lawson, Cyrus Madon, Sam Pollock and Sachin Shah. BAM Partners will vote the Class B Shares held by the BAM Partnership with no single individual or entity controlling BAM Partners. Neither the BAM Partnership nor BAM Partners beneficially own any other securities.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)-(b)	PVI is the beneficial owner of 128,758,537 Class A Shares over which PVI has shared voting and dispositive power through its subsidiaries Partners Value Investments Inc, which is holder of record of 9,147,088 Class A Shares, and PV Split, which is holder of record of 119,611,449 Class A Shares. Such Class A Shares beneficially owned by PVI constitute approximately 8.2% of the issued and outstanding Class A Shares based on 1,577,496,165 Class A Shares outstanding as of April 6, 2021.

PV Split is the beneficial owner of 119,611,449 Class A Shares, all of which PV Split has shared voting and dispositive power with PVI. In the aggregate, such Class A Shares beneficially owned by PV Split constitute approximately 7.6% of the issued and outstanding Class A Shares based on 1,577,496,165 Class A Shares outstanding as of April 6, 2021.

Partners may be deemed to be the beneficial owner of 130,108,008 Class A Shares, and such Class A Shares constitute approximately 8.2% of the issued and outstanding Class A Shares based on 1,577,496,165 Class A Shares outstanding as of April 6, 2021. Partners has sole voting and dispositive power over 1,349,471 Class A Shares and has shared voting and dispositive over 128,758,537 Class A Shares beneficially owned by PVI. Partners may be deemed to beneficially own the Class A Shares beneficially owned by PVI by virtue of Partners’ 49% interest in PVI Management Inc., the general partner of PVI.

As of the date hereof, the BAM Partnership and BAM Partners do not beneficially own any Class A Shares and beneficially own all of the outstanding Class B Shares.

(c)	The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated by reference. Other than the transactions described in this Amendment No. 1, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended as follows:

The information set forth in Item 3 of this Amendment No. 1 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement

CUSIP No. 112585104	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2021	PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.
	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Senior Vice President and General Counsel

PARTNERS VALUE SPLIT CORP.
	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Senior Vice President and General Counsel

PARTNERS LIMITED
	By:	/s/ Kathy Sarpash
		Name:	Kathy Sarpash
		Title:	Secretary

SCHEDULE I

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian D. Lawson, Director and Chief Executive Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, BAM	Canada

Frank N.C. Lochan, Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Ralph J. Zarboni, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Leslie Yuen, Director, Finance	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, BAM	Canada

Bahir Manios, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of BAM’s Infrastructure Group	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of BAM	Canada

Bryan Sinclair, Senior Associate	333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President, Trisura Group Ltd.	Canada

Kathy Sarpash, Senior Vice President and General Counsel	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, BAM	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	Canada and United Kingdom

SCHEDULE II

PARTNERS VALUE SPLIT CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Brian D. Lawson, Director and Chairman of the Board	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, BAM	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Corporate Director	Canada and United Kingdom

Ralph J. Zarboni, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary, BAM	Canada

Bahir Manios, President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of BAM’s Infrastructure Group	Canada

Kathy Sarpash, Senior Vice President and General Counsel	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, BAM	Canada

Bryan Sinclair, Senior Associate	333 Bay Street, Suite 1610, Toronto, Ontario M5H 2R2	Vice President, Trisura Group Ltd.	Canada

Leslie Yuen, Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice President, BAM	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Justin B. Beber, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer, BAM	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President – Finance, BAM	Canada

Jack L. Cockwell, Director and Chairman of the Board	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chair of Brookfield Partners Foundation	Canada

Lorretta Corso, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary, BAM	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner, Chief Executive Real Estate, BAM	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chair, BAM	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Private Equity, BAM	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Executive Officer Infrastructure, BAM	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Kathy Sarpash, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, BAM	Canada

Sachin Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Chief Investment Officer, BAM	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Capital Markets and Treasury, BAM	Canada